                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                    FORM 11-K

                                  -------------
                                   (Mark One)

               (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                 For the years ended December 31, 1998 and 1997

                                       OR
             ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                For the transition period from _______ to _______

                          Commission file number 1-8606

                                  -------------

                           Bell Atlantic Savings Plan
                             for Salaried Employees
                                 --------

                                  -------------

                            Bell Atlantic Corporation
              1095 Avenue of the Americas, New York, New York 10036

                                                                          [LOGO]

                           BELL ATLANTIC SAVINGS PLAN
                             For SALARIED EMPLOYEES
                        As of December 31, 1998 and 1997


                                TABLE OF CONTENTS


Independent Auditors' Report                                                   1

Financial Statements:

Statements of Net Assets Available for Plan* Benefits as of
December 31, 1998 and 1997                                                   2-3

Statements of Changes in Net Assets Available for Plan Benefits
for the years ended December 31, 1998 and 1997                               4-5

Notes to Financial Statements                                               6-28

Signature Page                                                                29

----------
*This and certain other capitalized terms used but not defined herein shall have their respective meanings as defined in the Plan Prospectus.

                          INDEPENDENT AUDITORS' REPORT


To the Corporate Employees' Benefits
Committee of Bell Atlantic Corporation:

We have audited the accompanying Statement of Net Assets Available for Plan Benefits of the Bell Atlantic Savings Plan for Salaried Employees (the "Plan") as of December 31, 1998, and the related Statement of Changes in Net Assets Available for Plan Benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 1997 were audited by other auditors, whose report dated April 14, 1998, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Bell Atlantic Savings Plan for Salaried Employees as of December 31, 1998, and the changes in its net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles.


/s/ Mitchell & Titus, LLP

New York, New York
June 11, 1999

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 1998

(DOLLARS IN THOUSANDS)

                                                                              FUND INFORMATION
                                             ---------------------------------------------------------------------------------------
                                                 BELL                            GOVERNMENT     PASSIVE US
                                               ATLANTIC                             MONEY         EQUITY
                                                SHARES      TELECOMMUNICATIONS     MARKET         INDEX       INCOME        LOAN
                                                 FUND              FUND             FUND           FUND        FUND         FUND
                                             ------------- --------------------- ------------ ------------- ------------ -----------
                  ASSETS:

Investments at market (see Notes 2 and 3):
 Allocated Share of Master Trust net assets   $ 2,035,601  $            253,335  $   117,154  $  1,946,428  $ 1,267,064  $        -
 Temporary cash investments                             -                     -            -         1,696            -           -
 Bell Atlantic Corporation common shares                -                     -            -             -            -           -
                                             ------------- --------------------- ------------ ------------- ------------ -----------

   Total investments                            2,035,601               253,335      117,154     1,948,124    1,267,064           -

Receivables:
 Participants' contributions                          215                     -           10           284           60           -
 Loan repayments                                       82                     -            2            84           18        (232)
 Transfers from NTD Plan                            3,295                     -       38,736         9,446        1,841           -
 Loans to participants                                  -                     -            -             -            -     149,154
 Dividends and interest receivable                      -                     -            -             7            -           -
                                             ------------- --------------------- ------------ ------------- ------------ -----------

   Total receivables                                3,592                     -       38,748         9,821        1,919     148,922
                                             ------------- --------------------- ------------ ------------- ------------ -----------

   Total assets                                 2,039,193               253,335      155,902     1,957,945    1,268,983     148,922
                                             ------------- --------------------- ------------ ------------- ------------ -----------

               LIABILITIES:

Notes payable (Note 7)                                  -                     -            -             -            -           -
                                             ------------- --------------------- ------------ ------------- ------------ -----------

   Total liabilities                                    -                     -            -             -            -           -
                                             ------------- --------------------- ------------ ------------- ------------ -----------

   Net assets available for plan
    benefits (Notes 1 and 2)                 $  2,039,193  $            253,335  $   155,902  $  1,957,945  $ 1,268,983  $  148,922
                                             ============= ===================== ============ ============= ============ ===========


                                                                          FUND INFORMATION
                                             ---------------------------------------------------------------------------
                                                   EMPLOYEE STOCK                    PASSIVE
                                                   OWNERSHIP PLAN                 INTERNATIONAL  ACTIVE U.S.     U.S.
                                             --------------------------   PAYSOP   EQUITY INDEX    EQUITY      BALANCED
                                              ALLOCATED    UNALLOCATED     FUND        FUND         FUND         FUND
                                             ------------ ------------- ---------- ------------- ------------ -----------
                  ASSETS:

Investments at market (see Notes 2 and 3):
 Allocated Share of Master Trust net assets  $ 1,213,140  $         -   $  81,892  $    100,594  $   143,284  $   97,366
 Temporary cash investments                            -            -           -             -          125          85
 Bell Atlantic Corporation common shares               -      869,303           -             -            -           -
                                             ------------ ------------  ---------- ------------- ------------ -----------

   Total investments                           1,213,140      869,303      81,892       100,594      143,409      97,451

Receivables:
 Participants' contributions                           -            -           -            17           47          22
 Loan repayments                                       -            -           -             4           12           5
 Transfers from NTD Plan                               -            -           -         1,777        5,181       6,124
 Loans to participants                                 -            -           -             -            -           -
 Dividends and interest receivable                     -            -           -             -            1           -
                                             ------------ ------------  ---------- ------------- ------------ -----------

   Total receivables                                   -            -           -         1,798        5,241       6,151
                                             ------------ ------------  ---------- ------------- ------------ -----------

   Total assets                                1,213,140      869,303      81,892       102,392      148,650     103,602
                                             ------------ ------------  ---------- ------------- ------------ -----------

               LIABILITIES:

Notes payable (Note 7)                                 -      554,517           -             -            -           -
                                             ------------ ------------  ---------- ------------- ------------ -----------

   Total liabilities                                   -      554,517           -             -            -           -
                                             ------------ ------------  ---------- ------------- ------------ -----------

   Net assets available for plan
    benefits (Notes 1 and 2)                 $ 1,213,140  $   314,786   $  81,892  $    102,392  $   148,650  $  103,602
                                             ============ ============  ========== ============= ============ ===========

                                                                       FUND INFORMATION
                                             -------------------------------------------------------------------
                                                              ACTIVE                     U.S. BOND
                                                GLOBAL     INTERNATIONAL   U.S. SMALL     MARKET
                                               BALANCED       EQUITY     CAPITALIZATION   INDEX
                                                 FUND          FUND          FUND         FUND         TOTAL
                                             ------------   -----------   -----------  ------------ ------------
                  ASSETS:

Investments at market (see Notes 2 and 3):
 Allocated Share of Master Trust net assets  $    57,949  $     42,077   $   101,430  $    206,298  $ 7,663,612
 Temporary cash investments                           51            37            88             -        2,082
 Bell Atlantic Corporation common shares               -             -             -             -      869,303
                                             ------------ -------------  ------------ ------------- ------------

   Total investments                              58,000        42,114       101,518       206,298    8,534,997

Receivables:
 Participants' contributions                          17            16            36            23          747
 Loan repayments                                       5             4             9             7            -
 Transfers from NTD Plan                           1,809         1,479         4,650         4,694       79,032
 Loans to participants                                 -             -             -             -      149,154
 Dividends and interest receivable                     -             -             1             -            9
                                             ------------ -------------  ------------ ------------- ------------

   Total receivables                               1,831         1,499         4,696         4,724      228,942
                                             ------------ -------------  ------------ ------------- ------------

   Total assets                                   59,831        43,613       106,214       211,022    8,763,939
                                             ------------ -------------  ------------ ------------- ------------

               LIABILITIES:

Notes payable (Note 7)                                 -             -             -             -      554,517
                                             ------------ -------------  ------------ ------------- ------------

   Total liabilities                                   -             -             -             -      554,517
                                             ------------ -------------  ------------ ------------- ------------

   Net assets available for plan
    benefits (Notes 1 and 2)                 $    59,831  $     43,613   $   106,214  $    211,022  $ 8,209,422
                                             ============ =============  ============ ============= ============

See notes to financial statements.

                BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                December 31, 1997
                             (Dollars in Thousands)

                                                                                  Participant Directed
                                                 -----------------------------------------------------------------------------------
                                                                            Short-
                                                     Bell      Government    Term       U.S. Bond     U.S.    International
                                                   Atlantic       Money      Fixed       Market      Equity      Equity
                                                    Shares       Market     Income        Index       Index       Index       Loan
                                                     Fund         Fund       Fund         Fund        Fund        Fund        Fund
                                                 ----------     --------   ----------   ---------  ----------   ---------  ---------
ASSETS:
Investments, net (Note 4)                        $  969,172     $ 91,516   $  503,424   $  52,415  $  616,986   $  90,691  $  48,620
Allocations and contributions receivable                  5           -            -           -           -           -          -
Fund, plan and other transfers receivable-net           663           42           -           -          964          -         265
Prepaid expenses                                         -            -            -           -           -           -          -
                                                 ----------     --------   ----------   ---------  ----------   ---------  ---------
       Total assets                                 969,840       91,558      503,424      52,415     617,950      90,691     48,885
                                                 ----------     --------   ----------   ---------  ----------   ---------  ---------

LIABILITIES:
Notes payable (Note 5)                                   -            -            -           -           -           -          -
Accrued interest                                         -            -            -           -           -           -          -
Fund, plan and other transfers payable - net             -            -           186         173          -          255         -
Administrative expenses payable                          47            3            5          30          67           4         -
                                                 ----------     --------   ----------   ---------  ----------   ---------  ---------
       Total liabilities                                 47            3          191         203          67         259         -
                                                 ----------     --------   ----------   ---------  ----------   ---------  ---------

Net assets available for Plan benefits (Note 3)  $  969,793     $ 91,555   $  503,233   $  52,212  $  617,883   $  90,432  $  48,885
                                                 ==========     ========   ==========   =========  ==========   =========  =========

                                                         Non-Participant
                                                            Directed
                                                     ----------------------
                                                       Bell         ESOP
                                                     Atlantic    Unallocated
                                                      Shares       Shares
                                                       Fund         Fund         Total
                                                     ---------    ---------   -----------
ASSETS:
Investments, net (Note 4)                            $ 540,169    $ 329,914   $ 3,242,907
Allocations and contributions receivable                 5,205           -          5,210
Fund, plan and other transfers receivable-net              160           -          2,094
Prepaid expenses                                            -           317           317
                                                     ---------    ---------   -----------
       Total assets                                    545,534      330,231     3,250,528
                                                     ---------    ---------   -----------

LIABILITIES:
Notes payable (Note 5)                                      -       227,978       227,978
Accrued interest                                            -         8,427         8,427
Fund, plan and other transfers payable - net                -            -            614
Administrative expenses payable                             26            2           184
                                                     ---------    ---------   -----------
       Total liabilities                                    26      236,407       237,203
                                                     ---------    ---------   -----------

Net assets available for Plan benefits (Note 3)      $ 545,508    $  93,824   $ 3,013,325
                                                     =========    =========   ===========

See notes to financial statements.

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1998

(DOLLARS IN THOUSANDS

                                                                                FUND INFORMATION
                                           -----------------------------------------------------------------------------------------
                                              BELL                               GOVERNMENT      PASSIVE US
                                            ATLANTIC                                MONEY         EQUITY
                                             SHARES        TELECOMMUNICATIONS      MARKET          INDEX       Income        Loan
                                              FUND               FUND               FUND           FUND         FUND         FUND
                                           ------------  ----------------------  ------------  ------------  ------------  ---------
Additions:
 Allotments, Contributions and Transfers:
  Employee allotments                      $    27,364   $                   -   $     3,691   $    48,773   $    18,988   $      -
  Interfund transfers                          (62,959)                 (1,256)       25,511       (76,107)       46,586          -
  Plan transfers-in                             17,483                     298        38,794         2,588         2,990          -
  Plan transfer in from Nynex                  850,536                 199,638         8,882     1,195,147       736,892     83,009
  Tranfer in from PAYSOP (Note 1)                    -                       -             -             -             -          -
  Rollover contributions                           396                       -           147           569           141          -
  Employing company contributions (Note 1)         448                       -            28             -             -          -
  Loans to participants                        (16,381)                   (464)         (867)      (18,480)       (8,175)    49,951
  Transfer for loan repayments                  11,262                       -           961         9,404         5,669    (32,923)
                                           ------------  ----------------------  ------------  ------------  ------------  ---------

    Total allotments, contributions,
      and transfers                            828,149                 198,216        77,147     1,161,894       803,091    100,037

Investment income:
Dividends/Interest                              57,100                       -             -             -             -          -
 Allocated share of Master Trust investment
  activities (Note 3)                          257,061                  61,540         4,874       274,469        53,094          -
                                           ------------  ----------------------  ------------  ------------  ------------  ---------

    Total additions                          1,142,310                 259,756        82,021     1,436,363       856,185    100,037
                                           ------------  ----------------------  ------------  ------------  ------------  ---------

Deductions:
  Administrative expenses                          948                     107           108           685           821          -
  Distributions to participants                 71,962                   6,314        17,523        94,725        88,906          -
  Plan transfers-out                                 -                       -            43           891           708          -
  Interest on note                                   -                       -             -             -             -          -
                                             ----------    --------------------    ----------    ----------    ----------   --------

    Total deductions                            72,910                   6,421        17,674        96,301        90,435          -
                                             ----------    --------------------    ----------    ----------    ----------   --------

    Net increase                             1,069,400                 253,335        64,347     1,340,062       765,750    100,037

Net assets available for plan benefits:
  Beginning of year                            969,793                       -        91,555       617,883       503,233     48,885
                                           ------------  ----------------------  ------------  ------------  ------------  ---------

  End of year (Notes 1 and 2)              $ 2,039,193   $             253,335   $   155,902   $ 1,957,945   $ 1,268,983   $148,922
                                           ============  ======================  ============  ============  ============  =========

                                                                           FUND INFORMATION
                                             -----------------------------------------------------------------------------
                                                   EMPLOYEE STOCK                     PASSIVE
                                                   OWNERSHIP PLAN                   INTERNATIONAL    ACTIVE       U.S.
                                             -------------------------    PAYSOP    EQUITY INDEX   U.S. EQUITY  BALANCED
                                             ALLOCATED    UNALLOCATED      FUND         FUND          FUND        FUND
                                             -----------  ------------   ---------  -------------  ----------- -----------
Additions:
 Allotments, Contributions and Transfers:
  Employee allotments                        $        -   $         -   $       -   $      3,515   $    6,236  $    3,135
  Interfund transfers                            (5,989)            -           -        (12,507)      18,337      27,211
  Plan transfers-in                                 798             -         310          2,055          265         190
  Plan transfer in from Nynex                   479,898       133,958           -          3,815      125,162      67,391
  Tranfer in from PAYSOP (Note 1)                     -             -      78,227              -            -           -
  Rollover contributions                              -             -           -             19          228          69
  Employing company contributions (Note 1)       45,824        91,117           -              -            -           -
  Loans to participants                            (652)            -           -           (697)      (1,270)       (518)
  Transfer for loan repayments                      228             -           -            639        1,472         608
                                             -----------  ------------  ----------  -------------  ----------- -----------

    Total allotments, contributions,
      and transfers                             520,107       225,075      78,537         (3,161)     150,430      98,086

Investment income:
Dividends/Interest                               24,602        25,894       2,758              -            -           -
 Allocated share of Master Trust investment
  activities (Note 3)                           172,501       108,814      10,856         19,157        4,336      12,211
                                             -----------  ------------  ----------  -------------  ----------- -----------

    Total additions                             717,210       359,783      92,151         15,996      154,766     110,297
                                             -----------  ------------  ----------  -------------  ----------- -----------

Deductions:
  Administrative expenses                           278            37          10            226          240         129
  Distributions to participants                  49,088        85,587      10,197          3,769        5,758       6,493
  Plan transfers-out                                212             -          52             41          118          73
  Interest on note                                    -        53,197           -              -            -           -
                                               ---------    ----------   ---------    -----------    ---------   ---------

    Total deductions                             49,578       138,821      10,259          4,036        6,116       6,695
                                               ---------    ----------   ---------    -----------    ---------   ---------

    Net increase                                667,632       220,962      81,892         11,960      148,650     103,602

Net assets available for plan benefits:
  Beginning of year                             545,508        93,824           -         90,432            -           -
                                             -----------  ------------  ----------  -------------  ----------- -----------

  End of year (Notes 1 and 2)                $ 1,213,140  $   314,786   $  81,892   $    102,392   $  148,650  $  103,602
                                             ===========  ============  ==========  =============  =========== ===========

                                           ----------------------------------------------------------------
                                                          ACTIVE                    U.S. BOND
                                            GLOBAL     INTERNATIONAL  U.S. SMALL     MARKET
                                           BALANCED       EQUITY     CAPITALIZATION  INDEX
                                             FUND          FUND          FUND         FUND        TOTAL
                                           ----------    ---------    -----------   ---------  ------------
Additions:
 Allotments, Contributions and Transfers:
  Employee allotments                      $   1,529   $    1,476   $      4,602   $   2,794   $   122,103
  Interfund transfers                         (6,096)      (6,261)        19,276      34,254             -
  Plan transfers-in                            1,898        1,523            138       4,813        74,143
  Plan transfer in from Nynex                 55,793       42,889         92,436     115,782     4,191,228
  Tranfer in from PAYSOP (Note 1)                  -            -              -           -        78,227
  Rollover contributions                          29           42             92          27         1,759
  Employing company contributions (Note 1)         -            -              -           -       137,417
  Loans to participants                         (304)        (329)          (808)     (1,006)            -
  Transfer for loan repayments                   397          397          1,059         827             -
                                           ----------  -----------  -------------  ----------  ------------

    Total allotments, contributions,
      and transfers                           53,246       39,737        116,795     157,491     4,604,877

Investment income:
Dividends/Interest                                 -            -              -           -       110,354
 Allocated share of Master Trust investment
  activities (Note 3)                          8,436        5,720         (6,135)      9,898       996,832
                                           ----------  -----------  -------------  ----------  ------------

    Total additions                           61,682       45,457        110,660     167,389     5,712,063
                                           ----------  -----------  -------------  ----------  ------------

Deductions:
  Administrative expenses                        101          100            221          58         4,069
  Distributions to participants                1,704        1,714          4,100       8,501       456,341
  Plan transfers-out                              46           30            125          20         2,359
  Interest on note                                 -            -              -           -        53,197
                                             --------    ---------    -----------   ---------    ----------

    Total deductions                           1,851        1,844          4,446       8,579       515,966
                                             --------    ---------    -----------   ---------    ----------

    Net increase                              59,831       43,613        106,214     158,810     5,196,097

Net assets available for plan benefits:
  Beginning of year                                -            -              -      52,212     3,013,325
                                           ----------  -----------  -------------  ----------  ------------

  End of year (Notes 1 and 2)              $  59,831   $   43,613   $    106,214   $ 211,022   $ 8,209,422
                                           ==========  ===========  =============  ==========  ============

See notes to financial statements.

                BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      For the Year Ended December 31, 1997
                             (Dollars in Thousands)

                                                                                    Participant Directed
                                                       -----------------------------------------------------------------------------
                                                                              Short-
                                                           Bell   Government   Term      U.S. Bond     U.S.   International
                                                         Atlantic    Money     Fixed      Market      Equity     Equity
                                                          Shares    Market    Income       Index       Index      Index      Loan
                                                           Fund      Fund      Fund        Fund        Fund       Fund       Fund
                                                       ----------  --------  ----------  ---------  ----------  ---------  ---------
Net assets available for Plan benefits,
  December 31, 1996                                    $  741,136  $ 88,382  $  501,834  $  42,017  $  433,288  $  83,529  $  42,409
                                                       ----------  --------  ----------  ---------  ----------  ---------  ---------

Employees contributions                                    23,355     3,643      16,307      3,248      29,586      8,929         -
Employing company contributions and allocations                -         -           -          -           -          -          -
Transfer of ESOP shares and participants'
  balances - net                                          (60,654)    7,154       7,064      6,014      61,455      2,826      4,882
                                                       ----------  --------  ----------  ---------  ----------  ---------  ---------
       Total allocations, contributions and transfers     (37,299)   10,797      23,371      9,262      91,041     11,755      4,882

Allocated share of Master Trust net investment
  activities (Note 4)                                     (37,050)    1,110       5,868        582       5,587     (6,640)       570
Dividends on Bell Atlantic Common Shares                   21,534        -           -          -           -          -          -
Other Dividends                                                -         -           -          -        7,110        151         -
Interest                                                       -      3,876      11,924        126          12         -       3,023
Net appreciation in value of investments                  347,647        -       14,514      3,487     121,037     10,745         -
                                                       ----------  --------  ----------  ---------  ----------  ---------  ---------
       Net additions                                      294,832    15,783      55,677     13,457     224,787     16,011      8,475
                                                       ----------  --------  ----------  ---------  ----------  ---------  ---------

Less:  Distributions to participants                       65,516    12,515      53,821      3,227      39,891      9,027      1,999
       Interest expense                                        -         -           -          -           -          -          -
       Amortization of capitalized ESOP expenses               -         -           -          -           -          -          -
       Administrative expenses                                659        95         457         35         301         81         -
                                                       ----------  --------  ----------  ---------  ----------  ---------  ---------

       Total deductions                                    66,175    12,610      54,278      3,262      40,192      9,108      1,999
                                                       ----------  --------  ----------  ---------  ----------  ---------  ---------

Net assets available for Plan benefits,
  December 31, 1997 (Note 3)                           $  969,793  $ 91,555  $  503,233  $  52,212  $  617,883  $  90,432  $  48,885
                                                       ==========  ========  ==========  =========  ==========  =========  =========

                                                               Non-Participant
                                                                  Directed
                                                           ----------------------
                                                             Bell         ESOP
                                                           Atlantic    Unallocated
                                                            Shares       Shares
                                                             Fund         Fund         Total
                                                           ---------    ---------   -----------
Net assets available for Plan benefits,
  December 31, 1996                                        $ 367,351    $  12,409   $ 2,312,355
                                                           ---------    ---------   -----------

Employees contributions                                           -            -         85,068
Employing company contributions and allocations                   -        70,011        70,011
Transfer of ESOP shares and participants'
  balances - net                                              42,348      (38,327)       32,762
                                                           ---------    ---------   -----------
       Total allocations, contributions and transfers         42,348       31,684       187,841

Allocated share of Master Trust net investment
  activities (Note 4)                                        (14,271)     (17,140)      (61,384)
Dividends on Bell Atlantic Common Shares                      16,151        8,572        46,257
Other Dividends                                                   -            -          7,261
Interest                                                          -           362        19,323
Net appreciation in value of investments                     174,455       96,327       768,212
                                                           ---------    ---------   -----------
       Net additions                                         218,683      119,805       967,510
                                                           ---------    ---------   -----------

Less:  Distributions to participants                          40,155           -        226,151
       Interest expense                                           -        38,184        38,184
       Amortization of capitalized ESOP expenses                  -           158           158
       Administrative expenses                                   371           48         2,047
                                                           ---------    ---------   -----------

       Total deductions                                       40,526       38,390       266,540
                                                           ---------    ---------   -----------

Net assets available for Plan benefits,
  December 31, 1997 (Note 3)                               $ 545,508    $  93,824   $ 3,013,325
                                                           =========    =========   ===========

See notes to financial statements.

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(DOLLARS IN THOUSANDS)

1.       DESCRIPTION

         The following description of the Bell Atlantic Savings Plan for Salaried Employees (the "BASP") provides only general information on the BASP's provisions as of December 31, 1998. Participants should refer to the Benefits Handbook, BASP plan document and prospectus for a more complete description of BASP's provisions.

         The BASP* was established by Bell Atlantic Corporation on January 1, 1984 to provide a convenient way for salaried employees to save on a regular and long-term basis. The BASP is a defined contribution plan covering all regular full-time and part-time salaried employees of Bell Atlantic and its participating subsidiaries. Employees are eligible to make tax-deferred or after-tax contributions to the BASP and to receive matching employer contributions, upon completion of enrollment in the plan as soon as practicable following the date of hire. The BASP is also characterized as an employee stock ownership plan ("ESOP").

         MERGER OF THE PLAN
         In August 1997, Bell Atlantic Corporation merged with NYNEX Corporation (the "Merger") to form the new Bell Atlantic Corporation ("Bell Atlantic"). From the time of the Merger to June 30, 1998 the Bell Atlantic Savings Plan for Bell Atlantic North Salaried Employees ("Former North Plan") and the BASP continued as separate plans with different investment funds. Beginning January 1, 1998 the plans, though remaining separate, offered the same investment funds (See below for a description of the funds). On July 1, 1998 the Former North Plan was merged into the BASP. The assignment of a new unit value was assigned to some of the new plan's investment funds. The assignment of the new unit values did not change the value of the participant's contribution in each fund or the value of the participant's total savings plan account.

         ALLOTMENTS AND CONTRIBUTIONS
         Eligible employees may authorize basic contributions of 1% to 6% of salary, as defined, and supplementary contributions up to an additional 10% of salary. For employees of Bell Atlantic and most of its participating subsidiaries, Bell Atlantic makes employer matching contributions in an amount equal to 83 1/3% of basic contributions. Certain participating subsidiaries make employer matching contributions ranging from 50% to 83 1/3% of basic contributions. Certain participating subsidiaries also make annual discretionary employer contributions which are based, in part, on the individual subsidiary's financial performance or other business results. Contributions are subject to applicable rules set forth in the Internal Revenue Code (the "Code") and the regulations thereunder.


----------
*Certain other capitalized terms used but not defined herein shall have their respective meanings as defined in the BASP Prospectus.

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

(DOLLARS IN THOUSANDS)

         The BASP provides for 100% vesting of employer matching contributions upon attaining three years of service. A terminated employee's unvested employer matching contributions are forfeited and offset against the participating companies' obligation to make subsequent contributions to the BASP. Forfeitures were $901 and $356 in 1998 and 1997, respectively.

         LOANS
         The BASP includes an employee loan provision authorizing participants to borrow an amount from their vested account balances in the BASP. Loans are generally repaid by payroll deductions. The term of repayment for loans generally will not be less than six months nor more than fifteen years. Each new loan will bear interest at a rate based upon the prime for loans up to sixty months and the prime plus one for loans from sixty-one to one hundred eighty months as published in The Wall Street Journal.

         TERMINATION PRIORITIES
         Although it has not expressed any intent to do so, Bell Atlantic has the right under the BASP to discontinue all employer matching contributions at any time and to terminate the BASP subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, ("ERISA"). In the event of plan termination, participants would become 100% vested in their accounts.

         FUND OPTIONS
         Participants are able to invest in one or more combinations of the following funds (referred to herein individually as a "Fund" and collectively as the "Funds"): Bell Atlantic Shares Fund, Telecommunications Fund, U.S. Bond Market Index Fund, Passive U.S. Equity Index Fund, Government Money Market Fund, Income Fund, Passive International Equity Index Fund, U.S. Balanced Fund, Global Balanced Fund, Active U.S. Equity Fund, Active International Equity Fund and the U.S. Small Capitalization Fund. The ESOP and Bell Atlantic Employee Stock Ownership Plan (the "PAYSOP") component of the BASP is described below.

         Beginning in 1998, these seven fund options were newly offered by the BASP:

         -  Income Fund
         -  U.S. Balanced Fund
         -  Global Balanced Fund
         -  Passive U.S. Equity Index Fund
         -  Active U.S. Equity Fund
         -  U.S. Small Capitalization Fund
         -  Active International Equity Fund

         The Bell Atlantic Shares Fund invests primarily in the common stock of Bell Atlantic. The Former North Plan's NYNEX Shares Fund investments were converted to Bell Atlantic shares as of the date of the Merger. The Former North Plan's Bell Atlantic Shares Fund was combined with the BASP Bell Atlantic Shares Fund on July 1, 1998.

Continued

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

(DOLLARS IN THOUSANDS)

         The Former North Plan's Telecommunications Fund portfolio is comprised of investments in twenty-five North American telephone utility and telecommunications companies each with a minimum market value of approximately $1 billion at December 31, 1998. Effective January 1, 1998, the Telecommunications Fund was no longer open to new investments. Participants who did not elect a new investment direction had their contributions automatically directed to the Passive U.S. Equity Index Fund. Also effective January 1, 1998, transfers of participant existing balances into the Telecommunications Fund were prohibited. Dividends, including stock dividends of the Telecommunications Fund, will be reinvested in the Fund. Participants will be allowed to move money out of the Fund at any time. On July 1, 1998 the Fund became part of the BASP as a result of the Merger with the Former North Plan. The Fund is a market weighted index fund and is managed by Bell Atlantic Asset Management Company ("BAAMCO").

         Effective January 1, 1998, the Former North Plan's Government Obligations Fund was no longer offered as a Fund selection. Any balances in the Fund were automatically transferred to the U.S. Bond Market Index Fund along with any investment directions designated to the Government Obligations Fund. To accomplish this automatic transfer, some of the Government Obligations Fund's assets were held in shorter maturity government instruments beginning in December 1997. The U.S. Bond Market Index Fund includes all U.S. Treasury, government-sponsored, mortgaged-backed, asset-backed and investment-grade corporate bonds, with at least one year maturity and at least $100 million outstanding. The Fund may use interest rate futures and various other kinds of derivatives to adjust portfolio duration or as interest rate hedges. The Fund is managed by Barclays Global Investors, N.A.

         On January 1, 1998 the Former North Plan's Diversified Equity Portfolio was renamed the Passive U.S. Equity Index Fund and became the successor fund to the BASP's U.S. Equity Index Fund. Any assets in the U.S. Equity Index Fund not designated for transfer to another Fund by BASP participants by December 31, 1997 were automatically transferred to the Passive U.S. Equity Index Fund. Effective January 1, 1998 the U.S. Equity Index Fund ceased to exist. The Passive U.S Equity Index Fund invests in an equity index fund which is managed by BAAMCO. This Fund is principally a portfolio of common stocks and is structured and maintained with the objective of providing investment results which approximate the overall performance of the common stocks included in the Standard and Poors Composite Index of 500 stocks.

         The Government Money Market Fund invests in securities of the U.S. government or its agencies, obligations guaranteed or insured by the U.S. government and repurchase agreements that use these securities as collateral. The average maturity of the securities in the Fund generally will be thirty to sixty days, but may vary from one to ninety days. The Fund may use interest rate futures for cash management purposes or to adjust the average duration of the portfolio. The Fund is managed by Bankers Trust Company.

Continued

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

(DOLLARS IN THOUSANDS)

         On January 1, 1998 the Former North Plan's Interest Income Fund was renamed the Income Fund. Any assets in the BASP's Short-Term Fixed Income Fund not designated for transfer to another fund by BASP participants by December 31, 1997 were automatically transferred to the Income Fund. Effective January 1, 1998 the Short-Term Fixed Income Fund ceased to exist. The Income Fund invests primarily in a diversified portfolio of guaranteed investment contracts ("GICs") issued by insurance companies. Some of the assets of the Fund are also invested in pools of asset-backed securities, corporate bonds, and obligations of the United States Government and its agencies ("Synthetic Investment Contract"). As an integral part of the purchase of each pool of these investments, a financial institution, via a wrapper contract, agrees to pay at book value for qualified distributions (e.g. participant withdrawals) and at maturity of the contract, based on the agreed upon interest rate for the relevant time period but not in the event of a default of any security in the pool. The BASP is exposed to credit risk in the event of nonperformance by the entities for which the contracts are placed. The BASP seeks to minimize credit risk by diversifying among a group of GIC issuers and other financial institutions which meet certain investment criteria established by BAAMCO. These contracts guarantee (i) a fixed rate of interest for a fixed period of time or
         (ii) a fixed rate of interest for an indefinite period of time. Such interest is not guaranteed by any of the Employing Companies. The Fund is managed by BAAMCO. (For further discussion of this Fund see Note 2).

         On January 1, 1998 the BASP's International Equity Index Fund was renamed the Passive International Equity Index Fund. The Passive International Equity Index Fund has investments that mirror the MSCI-EAFE-GDP, which is an index established by Morgan Stanley Dean Witter, comprised of approximately 1,000 companies from twenty of the largest countries outside of the United States, including Japan, Germany and the United Kingdom. The weighting of each country in the index is based upon its GDP, which is a measure of domestic economic output. The Fund is managed by Barclays Global Investors, N.A.

         In addition to the Passive U.S. Equity Index Fund, each of the following five Funds invest in the assets of unitized investment advisor account(s) of the Bell Atlantic Master Trust ("Master Trust"), as designated by BAAMCO: U.S. Balanced Fund, Global Balanced Fund, Active U.S. Equity Fund, Active International Equity Fund, and the U.S. Small Capitalization Fund.

         On January 1, 1998 the Former North Plan's U.S. Balanced Fund became available to participants in the BASP. The U.S. Balanced Fund invests primarily in domestic stocks and bonds. The fixed income portion of the Fund may invest a small portion of its assets in issues of international agencies, foreign governments, their agencies and foreign corporations. The Fund targets approximately 60% in stocks and 40% in bonds. As of December 31, 1998, BAAMCO had selected the following unitized investment advisor account(s) of the Master Trust ("Master Trust pooled accounts") for the Fund: Barrow,

Continued

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

(DOLLARS IN THOUSANDS)

         Hanley, Mewhinney & Strauss, Inc., Equinox Capital Management, LLC, Fidelity Management Trust Company, Franklin Portfolio Associates, Inc., Gardner Lewis Asset Management, L.P., Goldman Sachs Asset Management Co., Independence Investment Associates, Inc., Miller Anderson & Sherrerd, LLP, Palisade Capital Management, L.L.C., Provident Investment Counsel, State Street Research and Management Company, Transamerica Investment Services, Trinity Investment Management Corporation, and Wilshire Associates Inc.

         On January 1, 1998 the Former North Plan's Global Balanced Fund became available to participants in the BASP. The Global Balanced Fund invests in the world's capital markets, primarily in equity and fixed income instruments. The Fund is diversified and has representation in a variety of countries, from those of the most mature and developed nations to those still in their developmental stages (generally referred to as emerging market countries). The Fund may invest in large or small capitalization stocks. The Global Balanced Fund typically targets 75% of its investments for the domestic market and 25% for the foreign market, and approximately 70% in stocks and 30% in bonds. Emerging markets investments are targeted at 4% of the total Fund. As of December 31, 1998, BAAMCO had selected the following Master Trust pooled accounts for the Fund: Barrow, Hanley, Mewhinney & Strauss, Inc., Capital Guardian Trust Company, Equinox Capital Management, LLC, Fidelity Management Trust Company, Franklin Portfolio Associates, Inc., Gardner Lewis Asset Management, L.P., Goldman Sachs Asset Management Co., Independence Investment Associates, Inc., Miller Anderson & Sherrerd, LLP, Morgan Stanley Asset Management, Morgan Stanley International, Northern Cross Investments, Ltd., Palisade Capital Management, L.L.C., Provident Investment Counsel, Rogge Global Partners, PLC, State Street Global Advisors, State Street Research and Management Company, Transamerica Investment Services, Trinity Investment Management Corporation, and Wilshire Associates Inc.

         On January 1, 1998 the Former North Plan's Active U.S. Equity Fund became available to participants in the BASP. The Active U.S. Equity Fund invests primarily in domestic common stocks. As of December 31, 1998, BAAMCO had selected the following Master Trust pooled accounts for the Fund: Barrow, Hanley, Mewhinney & Strauss, Inc., Equinox Capital Management, LLC, Fidelity Management Trust Company, Franklin Portfolio Associates, Inc., Gardner Lewis Asset Management, L.P., Goldman Sachs Asset Management Co., Independence Investment Associates, Inc., Miller Anderson & Sherrerd, LLP, Palisade Capital Management, L.L.C., Provident Investment Counsel, Transamerica Investment Services, Trinity Investment Management Corporation, and Wilshire Associates Inc.

         On January 1, 1998 the Former North Plan's Active International Equity Fund became available to participants in the BASP. The Active International Equity Fund invests in international equity markets throughout the world, generally excluding the United States. It

Continued

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

(DOLLARS IN THOUSANDS)

         is well diversified and has representation in a variety of economies, from those of the most mature and developed nations to those still in their developmental stages (generally referred to as emerging market countries). The Fund may invest in large or small capitalization stocks. It targets 80% of its investments for developed countries such as Japan, Germany and the United Kingdom and 20% for emerging markets such as Brazil, Mexico and Taiwan. As of December 31, 1998, BAAMCO had selected Capital Guardian Trust Company, Morgan Stanley Asset Management, Morgan Stanley International, Northern Cross Investments, Ltd., and State Street Global Advisors as the Master Trust pooled accounts for the Fund.

         On January 1, 1998 the Former North Plan's U.S. Small Capitalization Fund became available to participants in the BASP. The U.S. Small Capitalization Fund invests primarily in the stocks of smaller-sized domestic companies, generally with a market capitalization that is in the smallest 15% of publicly traded stocks. As of December 31, 1998, BAAMCO had selected the following as the Master Trust pooled accounts for the Fund: Columbus Circle Investors, Gardner Lewis Asset Management, L.P., Investment Counselors of Maryland, Inc., The Boston Company Asset Management, Inc., Provident Investment Counsel, and Wilshire Associates Inc.

         The Leveraged ESOP ("LESOP") is a leveraged Fund that invests primarily in Bell Atlantic shares. The LESOP component of the BASP, initially funded in 1989, is a stock bonus plan intended to qualify under Sections 401(a)(4) and 4975(e)(7) of the Code. It is used to match the employee's Basic Pre-Tax Allotments and Post-Tax Allotments. Depending on the value of Bell Atlantic shares from time to time, the LESOP may fund more or less than all of the required employer matching contributions in a given calendar year. As a result of a continuing series of additional LESOP refinancings (See Note 7) the LESOP is likely to continue to generate most of the shares required for employer matching contributions but not more than the amount required for those contributions. In the event of a shortfall, Bell Atlantic and its participating subsidiaries make additional employer matching contributions to the BASP. Any surplus is allocated in equal amounts to the BASP accounts of participants who, as of the last day of the year, are active employees of Bell Atlantic and its participating subsidiaries, and have account balances under the BASP. The employee may not withdraw or transfer funds out of the LESOP Fund except for hardship withdrawals and except for those participants over age 55 with more than one year of participation in the BASP. On July 1, 1998 the BASP's LESOP Fund and the Former North Plan's LESOP Fund were combined.

         Two Unreleased Shares and Loan Note Accounts (the "Unallocated Account") which are part of the LESOP Fund consist of Bell Atlantic shares that were acquired with the proceeds of two acquisition loans and have not yet been released and allocated to participating employees. (See Note 7).

         The PAYSOP was established by Bell Atlantic on January 1, 1984 as an ERISA plan. The assets in the PAYSOP consists of Employing Company contributions of Bell Atlantic Corporation common shares and earnings thereon. As a result of PAYSOP amendments

Continued

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

(DOLLARS IN THOUSANDS)

         necessitated by the Tax Reform Act of 1986, there have been no Employing Company contributions to the PAYSOP since the 1986 plan year. Effective January 1, 1998, the PAYSOP was merged into the BASP and the Bell Atlantic Savings and Security for Associates of Bell Atlantic South (the "BASSP"). The assets of the PAYSOP were transferred to the Bell Atlantic Master Trust on January 1, 1998 and accordingly allocated to the BASP based on the participating employees' balances in the PAYSOP as of December 31, 1997.

         All the assets of the BASP are included in the Bell Atlantic Master Trust (See Note 2) for which Mellon Bank, N.A., is the trustee.

         Metropolitan Life Insurance Company (previously operating as Bankers Trust Company) was the recordkeeper for the BASP through June 30, 1998. As of July 1, 1998, the Kwasha Group of PriceWaterhouseCoopers L.L.P. became the recordkeeper for the merged BASP.

2.       ACCOUNTING POLICIES

         INVESTMENTS
         Prior to 1997, the assets of the BASP were commingled for investment purposes in the Bell Atlantic Master Savings Trust (the "Master Savings Trust") with the assets of the BASSP. On March 31, 1997, the Master Savings Trust was dissolved and the respective assets held were transferred to the BASP and the BASSP. For the period from April 1, 1997 until December 31, 1997, the BASP presents in the Statement of Changes in Net Assets Available for Plan Benefits, Bell Atlantic dividends, other dividends and interest income and net appreciation (depreciation) in the fair value of investments. For the period from January 1, 1997 until March 31, 1997, the BASP presents in the Statement of Changes in Net Assets Available for Plan Benefits its allocated share of Master Savings Trust investment activities which includes net appreciation (depreciation) in the fair value of its investments.

         As of January 1, 1998, the assets of Bell Atlantic's defined benefit plans and defined contribution plans were transferred to the NYNEX Master Trust. Effective January 1, 1998, the NYNEX Master Trust was renamed the Bell Atlantic Master Trust (the "Master Trust").

         VALUE OF INVESTMENTS
         The Trustee values the investments in the Master Trust as follows:

         Investments in securities traded on national and foreign securities exchanges are valued by the Trustee at the last reported sale prices on the last business day of the year or, if no sales were reported on that date, at the last reported bid prices. Over-the-counter securities and government obligations are valued at the bid prices or the average of the bid and asked prices on the last business day of the year from published sources where available or, if not available, from other sources considered reliable, generally broker quotes.

Continued

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

(DOLLARS IN THOUSANDS)

         The value of each contract with an insurance company or other financial institution included in the Income Fund is reported at contract value in the Statements of Net Assets Available for Plan Benefits based upon the principal then invested in by the Fund plus the interest then accrued on such principal, which approximates the fair value. In accordance with Statement of Position 94-4 "Reporting of Investment Contracts held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" and in connection with the fully benefit-responsive investment contracts, the following information is presented:

         i. The asset weighted crediting interest rate yielded a return of 6.3% and 6.5% for the years ended December 31, 1998 and 1997, respectively.

         ii. The crediting interest rates ranged from 4.2% to 8.3% at December 31, 1998 and 4.2% to 9.3% at December 31, 1997.

         iii. The fair value, as determined by discounting future cash flows of the underlying BASP investments, at December 31, 1998 and 1997, was approximately $1,134,165 and $709,466, respectively.

         Forward currency contracts are accounted for as contractual commitments on a trade date basis and are carried at fair value derived by the Trustee at the exchange rate prevailing on the last business day of the year. Index futures contracts are recorded as contractual commitments on a trade-date basis and are carried at fair value based on the closing index futures price prevailing on the last business day of the year. Both exchange rates and index futures prices are readily available from published sources.

         Temporary cash investments are stated at redemption value which approximates fair value.

         PURCHASES AND SALES OF INVESTMENTS
         Purchases and sales of investments are reflected as of the trade date.

         Realized gains and losses on sales of investments are determined on the basis of average cost.

         INVESTMENT INCOME
         Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

         NET APPRECIATION (DEPRECIATION) OF INVESTMENTS
         The Statements of Changes in Net Assets Available for Plan Benefits reflects the net appreciation (depreciation) in the fair value of the BASP's investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         DISTRIBUTIONS
         Distributions elected to be withdrawn from the BASP by participants are recorded when paid.

Continued

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

(DOLLARS IN THOUSANDS)

         PLAN EXPENSES
         The BASP pays certain administrative expenses out of assets held in the Master Trust and out of interest income earned from the BASP's disbursement account, as held by the Trustee, in accordance with BASP provisions and to the extent permitted by law. Any expenses not paid by the BASP are paid by Bell Atlantic.

         BELL ATLANTIC'S USE OF ESTIMATES
         The preparation of financial statements in conformity with generally accepted accounting principles requires the BASP's trust asset administrator, to make significant estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

         RISKS AND UNCERTAINTIES
         The BASP provides for various participant investment options in any combination of funds which can invest in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

3.       INVESTMENTS

         INVESTMENT IN MASTER TRUST
         All of the investment assets in the Master Trust are managed by BAAMCO or external investment advisors. The assets in the Master Trust are either (a) pooled between the defined benefit plans and the defined contribution plans or (b) net assets that are specific to the defined benefit plans, or (c) net assets specific to the defined contribution plans. The total fair value of the Master Trust at December 31, 1998 was approximately $51.2 billion (of which net assets totaling approximately $17.5 billion are specific to the defined benefit plans, item (b) above, for which separate financial statements are prepared).

         INVESTMENTS HELD IN POOLED ACCOUNTS
         The pooled investments are unitized, aggregated and reported by the Master Trust with a carrying value of $22.7 billion at December 31, 1998 and with investment earnings of $2.2 billion for the year ended December 31, 1998. Given that the pooled accounts include interests of the defined contribution plans and the defined benefit plans, the totals in each of

Continued

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

(DOLLARS IN THOUSANDS)

         the following statements do not equal the carrying value or net investment income of/from the Master Trust pooled accounts in this footnote.

         The total investments held in the Master Trust pooled accounts at December 31, 1998 were as follows:

DESCRIPTION                                                  FAIR VALUE (NOTE 2)
-----------                                                  -------------------
Cash - non interest bearing                                       $     7,587
Receivables                                                         1,300,045
Common Stock                                                       18,625,854
Bell Atlantic Corporation common shares                                70,998
Preferred Stock                                                       115,874
U.S. Government Securities                                          1,097,450
Corporate Debt - preferred and other                                1,489,671
Real estate                                                               166
Temporary cash investments                                            619,688
Other investments*                                                    708,470
                                                                  -----------
                                                                   24,035,803

Liabilities                                                         1,307,975
                                                                  -----------

       Total pooled net assets in the Master Trust                $22,727,828
                                                                  ===========

         *Other investments include foreign investments, principally foreign government debt.

         The BASP's interests in the Master Trust pooled accounts carrying value and investment income of the Master Trust pooled accounts are reported in each respective Fund option as the "Allocated share of Master Trust net assets" as of December 31, 1998, in the Statement of Net Assets Available for Plan Benefits and "Allocated share of Master Trust investment activities" in the Statements of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1998.

Continued

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

(DOLLARS IN THOUSANDS)

         Investments in the Master Trust are allocated to the BASP's Fund options in accordance with their respective percentages of interest. The proportionate interests of the BASP's Fund options in the carrying value of the Master Trust pooled accounts at December 31, 1998 were as follows:

                                                      CARRYING
                                                       VALUE
                                                        1998              1998
                                                     ----------          -------
Active U.S. Equity Fund                              $  148,650          0.6540%
U.S. Balanced Fund                                      103,602          0.4558%
Global Balanced Fund                                     59,831          0.2632%
Active International Equity Fund                         43,613          0.1919%
U.S. Small Capitalization Fund                          106,214          0.4673%
Passive U.S. Equity Index Fund                        1,957,945          8.6147%
                                                     ----------

       Total                                         $2,419,855
                                                     ==========

         INVESTMENTS HELD IN SPECIFIC ACCOUNTS
         Effective January 1, 1998, the assets of all Bell Atlantic's defined contribution plans were included in the Master Trust. The net assets specific to these plans are the Bell Atlantic Shares Fund, Telecommunications Fund, Government Money Market Fund, Income Fund, Loan Fund, the ESOP allocated account, the ESOP unallocated account, Passive International Equity Index Fund, and the U.S. Bond Market Index Fund.

         The investments held in the Master Trust specific accounts for the defined contribution plans at December 31, 1998 were as follows:

DESCRIPTION                                                  FAIR VALUE (NOTE 2)
-----------                                                  -------------------
Receivables                                                      $   410,006
Common Stock                                                         609,620
Bell Atlantic Corporation common shares                            8,324,047
Temporary cash investments                                           139,788
Fixed income obligations - insurance contracts                     1,973,019
Fixed income corporate obligations                                   239,031
                                                                 -----------

                                                                  11,695,511
Liabilities                                                          642,498
                                                                 -----------

       Total net assets in the specific
          accounts in the Master Trust                           $11,053,013
                                                                 -----------

Continued

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

(DOLLARS IN THOUSANDS)

         Investments in the Master Trust are allocated to the BASP's Fund options in accordance with their respective percentages of interest. The proportionate interest of the BASP, the BASSP and the Bell Atlantic Savings and Security Plan for Associates of Bell Atlantic North (the "NSSP") in the carrying value of the Master Trust specific accounts at December 31, 1998 were as follows:

                                     CARRYING                 CARRYING                CARRYING
                                      VALUE                    VALUE                   VALUE
                                       BASP         PLAN %     BASSP        PLAN %      NSSP        PLAN %
                                   ------------     -----   ------------    -----   ------------    -----
Bell Atlantic Shares Fund          $  2,039,193      38.14  $  1,130,164     21.14  $  2,177,321     40.72
Telecommunications Fund                 253,335      52.76        -          -           226,831     47.24
Government Money Market Fund            155,902      87.30        15,695      8.79         6,982      3.91
Passive International Equity Index      102,392      77.80        22,965     17.45         6,246      4.75
    Fund
Income Fund                           1,268,983      64.40       265,943     13.50       435,441     22.10
Loan Fund                               148,922      42.25        51,597     14.64       151,936     43.11
Employee Stock Ownership Plan         1,527,926      72.68       574,279     27.32        -           -
                                        211,022      86.67        12,712      5.22        19,739      8.11
PAYSOP                                   81,892      33.09       165,595     66.91        -           -
                                   ------------             ------------            ------------

         Total                     $  5,789,567             $  2,238,950            $  3,024,496
                                   ------------             ------------            ------------

         The following table reflects the investments that represent 5% or more of the net assets in the Master Trust as of December 31, 1998:

                                                                 1998
                                                             -------------
          Bell Atlantic Corporation common shares            $   8,324,047

Continued

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

(DOLLARS IN THOUSANDS)

         At December 31, 1997, the fair value of the BASP's investments were as follows:

                                                                         1997
                                                                      -----------
Bell Atlantic Shares Fund:
  Bell Atlantic Corporation common shares                             $1,497,904 *
  BT Pyramid Government Securities Cash Fund                              11,437
Government Money Market Fund:
  BT Pyramid Government Securities Cash Fund                              91,516
Short-Term Fixed Income Fund:
  Contracts with insurance companies and commercial banks                217,415 *
  BT Pyramid Government Securities Cash Fund                             286,009 *
U.S. Bond Market Index Fund:
  Fund shares                                                             52,405
  BT Pyramid Government Securities Cash Fund                                  10
U.S. Equity Index Fund:
  Common Stock                                                           615,958 *
  Preferred Stock                                                              5
  BT Pyramid Government Securities Cash Fund                               1,023
International Equity Index Fund:
  Fund shares                                                             90,681
  BT Pyramid Government Securities Cash Fund                                  10
Loan Fund:
  Loans receivable from participants                                      48,620
ESOP Unallocated Shares Fund:
  Bell Atlantic Corporation common shares                                317,157 *
  BT Pyramid Government Securities Cash Fund                              12,757
                                                                      ----------

    Total investments                                                 $3,242,907
                                                                      ----------

         *Indicates investments that represent 5% or more of the net assets in the plan as of December 31, 1997.

Continued

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

(DOLLARS IN THOUSANDS)

         INVESTMENT INCOME
         Investment income and expenses are allocated to the BASP's Fund options daily in accordance with their respective daily percentages of interest in the Master Trust's pooled accounts. Percentages of interest are based on the daily ratio of units owned by each plan's Fund options to the total units in the Master Trust pooled accounts. Investment income related to investments held in specific accounts for the defined contribution plans is allocated to each plan's Fund options daily in accordance with each plan's respective percentage of interest. The allocated net investment income to the BASP's Fund options for the year ended December 31, 1998 was as follows:

                                            Dividends on
                                            Bell Atlantic                                Other
                                             Corporation                    Net         Income/        Net
                                               Common        Other     Appreciation    Expenses    Investment
                                 Interest      Shares      Dividends   (Depreciation)     Net        Income
                                 --------   -------------  ---------   -------------   ---------   -----------
December 31, 1998:
 Bell Atlantic Shares Fund       $    755   $      56,345  $       -   $     199,961   $       -   $   257,061
 Telecommunications Fund               28               -      2,010          59,508          (6)       61,540
 Government Money Market Fund       4,874               -          -               -           -         4,874
 Passive U.S. Equity Index Fund     2,692               -     17,066         254,664          47       274,469
 Passive International Equity
  Index Fund                          103               -          -          19,054           -        19,157
 Income Fund                       53,094               -          -               -           -        53,094
 Employee Stock Ownership Plan:
  Allocated                            53          16,644          -         155,804           -       172,501
  Unallocated                           1               -     25,894          82,919           -       108,814
 U.S. Bond Market Index Fund           78               -          -           9,820           -         9,898
 Active U.S. Equity Fund               82               -      1,436           2,818           -         4,336
 U.S. Balanced Fund                 1,291               -        578          10,342           -        12,211
 Global Balanced Fund                 556               -        372           7,515          (7)        8,436
 Active International Equity Fund      49               -        458           5,248         (35)        5,720
 U.S. Small Capitalization Fund       162               -        521          (6,821)          3        (6,135)
 PAYSOP                                49               -      2,709           8,098           -        10,856
                                 --------   -------------  ---------   -------------   ---------   -----------

     Total                       $ 63,867   $      72,989  $  51,044   $     808,930   $       2   $   996,832
                                 --------   -------------  ---------   -------------   ---------   -----------

         BASP'S SHARE OF MASTER TRUST INVESTMENT ACTIVITIES
         On March 31, 1997, the Master Savings Trust was dissolved. The BASP's allocated share of Master Savings Trust investment activities is based upon the total of each individual plan participant's share of the Master Savings Trust investment activities during the period from January 1, 1997 until March 31, 1997.

Continued

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

(DOLLARS IN THOUSANDS)

         The Master Savings Trust's investment activities for the year ended December 31, 1997 were as follows:

Investment Activities:
 Dividends on Bell Atlantic Corporation common shares:
  Non-ESOP shares                                                     $  23,881
  ESOP shares                                                             4,964
 Other dividends                                                          3,005
 Short-Term Fixed Income Fund* (BASP) income                              4,599
 Short-Term Fixed Income Fund* (BASSP) income                             2,497
 Other interest                                                           3,121
 Net (depreciation) in value of investments                            (172,237)
                                                                      ---------
     Net investment activities                                        $(130,170)
                                                                      =========

Allocated share of net investment activities:
 BASP                                                                 $ (61,384)
 BASSP                                                                  (68,786)

*Formerly Interest Income Fund

4.       DERIVATIVE FINANCIAL INSTRUMENTS

         Derivative financial instruments are used in the Master Trust's pooled accounts primarily to rebalance fixed income/equity allocations, to efficiently gain exposure to a specific underlying market, and to offset the currency risk associated with foreign investments. Leveraging of the BASP's assets and speculation are prohibited as stated in the BASP plan documents. Offsetting currency positions are not permitted to exceed the level of exposure in the BASP's foreign asset base. The derivatives most commonly used by investment managers are highly liquid, exchange-traded equity and fixed income futures and over-the-counter foreign exchange forward contracts.

         Bell Atlantic's use of financial instruments for risk management purposes is represented by notional amounts. These notional values represent solely contractual amounts that serve as the basis or reference amounts upon which contractually stipulated calculations are based. Therefore, these amounts are intended to serve as general volume indicators only and do not represent the potential gain or loss from market or credit risks.

Continued

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

(DOLLARS IN THOUSANDS)

         Market risk arises from the potential for changes in the value of financial instruments resulting from fluctuations in interest rates, foreign exchange rates and prices of equity securities. Market risk is also affected by changes in volatility and liquidity in the markets in which these instruments are traded.

         Equity price risk arises from the possibility that equity prices will fluctuate, affecting the value of equity securities and derivative financial instruments that derive their value from a stock index, a particular stock or a defined basket of stocks.

         The credit risk and amount of accounting loss of the BASP's forward contracts is equal to any gains which have not been settled as of the BASP's year end. The credit risk of the BASP's futures contracts is equal to the posted margin plus any unsettled positive variation margin. The amount of accounting loss at year end is equal to any variation margin owed to the BASP.

         All derivative activity relating to the BASP is within the Master Trust pooled accounts. The Master Trust pooled accounts' derivative activity is allocated to the BASP in accordance with the BASP's Fund options' respective percentages of interest (see Note 3). The following disclosures regarding the notional values, fair values, average fair values and net trading gains are reported for the BASP.

         The notional values and fair values of the derivative activity used for trading purposes held by the BASP at December 31, 1998 were as follows:

                                                                          1998
                                                                        --------
Domestic Equity Futures Contracts:
 Notional values                                                         $14,235
 Fair values                                                              15,021
Fixed Income Futures Contracts:
 Notional values                                                            --
 Fair values                                                                --
Forward Foreign Currency Payable Contracts:
 Notional values                                                             354
 Fair values                                                                 366
Forward Foreign Currency Receivable Contracts:
 Notional values                                                             354
 Fair values                                                                 364

Continued

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

(DOLLARS IN THOUSANDS)

         The average fair values of the derivative activity used for trading purposes held by the BASP during the year ended December 31, 1998 were as follows:

                                                                          1998
                                                                        --------
Average Fair Values:
 Domestic Equity Futures Contracts                                       $10,444
 Fixed Income Futures Contracts                                             --
 Forward Foreign Currency Payable Contracts                                  481
 Forward Foreign Currency Receivable Contracts                               483

         The BASP was allocated $4,069 in 1998 of net trading losses from futures contracts. Net trading losses allocated to the BASP from foreign exchange contracts totalled $16,521 in 1998.

5.       NUMBER AND VALUE OF UNITS

         The interest of an employee in each Fund of the BASP, with the exception of the Loan Fund, is represented by units as described in
         Section 8 of the BASP plan document. In the first six months of 1998, a participant's unit value is determined daily by dividing each Fund's adjusted net assets, as defined in the BASP plan document, by the number of outstanding units. Effective July 1, 1998, unit values reflect a Fund's gross asset value, but the unit value is not calculated to be net of expenses chargeable to the Fund. Effective July 1, 1998, therefore, the disbursement of plan expenses from the Master Trust results in a commensurate reduction in the number of units each participant holds in his/her account.

Continued

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

(DOLLARS IN THOUSANDS)

         The number and value of units at December 31, 1998 in the Master Trust and December 31, 1997 in the Plan, were as follows:

                                                                 1998
                                                       -------------------------
                                                         Number          Value
                                                         of Units       per Unit
                                                       -----------      --------
Bell Atlantic Shares Fund                              120,326,248      $16.9472
Government Money Market Fund                            14,762,888       10.5604
Telecommunications Fund                                  9,115,556       27.7915
U.S. Bond Market Index                                  19,444,910       10.8523
Passive International Equity Index Fund                  8,207,512       12.4754
Passive U.S. Equity Index Fund                          67,645,037       28.9444
PAYSOP                                                   6,768,381       12.0992
Income Fund                                            104,970,055       12.0890
Employee Stock Ownership Plan                           89,199,559       17.1293
Active U.S. Equity Fund                                  5,876,191       25.2970
U.S. Balanced Fund                                       4,894,506       21.1670
Global Balanced Fund                                     2,931,053       20.4128
Active International Equity Fund                         3,136,046       13.9070
U.S. Small Capitalization Fund                           5,315,510       19.9819

                                                                 1997
                                                       -------------------------
                                                         Number          Value
                                                         of Units       per Unit
                                                       -----------      --------
Bell Atlantic Shares Fund                              208,242,362      $   7.26
Government Money Market Fund                             9,305,416          9.82
Short-Term Fixed Income Fund                            95,943,067          5.23
U.S. Bond Market Index Fund                             34,034,133          1.53
U.S. Equity Index Fund                                  29,609,451         20.81
International Equity Index Fund                         52,688,411          1.71

Continued

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

(DOLLARS IN THOUSANDS)

The number and value of units at each month end, which are unaudited, carried to the fourth decimal place, were as follows:

                       BELL ATLANTIC SHARES FUND           TELECOMMUNICATIONS FUND          GOVERNMENT MONEY MARKET FUND
                 -----------------------------------   ------------------------------   -------------------------------------
     1998          Number of Units    Value per Unit   Number of Units   Value per Unit    Number of Units   Value per Unit
---------------- ------------------- ---------------- ----------------- ----------------  ----------------- -----------------
                               (Unaudited)                        (Unaudited)                          (Unaudited)
January                         -       $    14.4830               -      $     19.3807         8,785,347     $   10.0488
February                        -            14.0462               -            19.5852         8,655,586         10.0927
March                           -            16.0253               -            21.7461         8,562,138         10.1406
April                           -            14.7591               -            20.7996         8,505,735         10.1847
May                             -            14.4498               -            20.6108         8,245,360         10.2273
June                            -            14.3901               -            20.8766         8,276,076         10.2756
July                  134,259,685            14.4331       9,519,368            21.6795         8,958,199         10.3245
August                133,272,377            14.0465       9,448,875            19.3386         9,700,429         10.3764
September             130,954,594            15.4047       9,356,952            21.4354        10,315,086         10.4130
October               128,589,134            17.0002       9,264,074            23.2886        11,206,329         10.4562
November              127,899,864            17.7890       9,190,861            24.2832        10,969,758         10.5137

                   PASSIVE US EQUITY PORTFOLIO       U.S. BOND MARKET INDEX FUND
                 -------------------------------   ----------------------------------
     1998         Number of Units   Value per Unit   Number of Units   Value per Unit
---------------- ----------------- ---------------  ----------------- ---------------
                             (Unaudited)                        (Unaudited)
January              26,101,210       $   22.7999        5,313,858       $   10.1288
February             25,886,963           24.4453        5,314,456           10.0961
March                25,782,749           25.6789        5,276,614           10.1306
April                25,751,226           25.9396        5,221,627           10.1817
May                  25,429,112           25.4920        5,115,777           10.2746
June                 25,200,488           26.5039        5,072,104           10.3638
July                 69,864,593           26.2392       16,230,632           10.3866
August               68,832,049           22.4414       16,775,395           10.5643
September            68,169,331           23.8416       17,582,991           10.8213
October              66,937,516           25.7863       18,789,994           10.7564
November             67,340,305           27.3340       18,690,669           10.8002

                         INTEREST INCOME FUND            EMPLOYEE STOCK OWNERSHIP FUND               PAYSOP FUND
                 ------------------------------------ ----------------------------------  ---------------------------------
                   NUMBER OF UNITS    VALUE PER UNIT   NUMBER OF UNITS   VALUE PER UNIT    NUMBER OF UNITS   VALUE PER UNIT
                 ------------------- ---------------- ----------------- ----------------  ----------------- ---------------
     1998                     (UNAUDITED)                         (UNAUDITED)                         (UNAUDITED)
----------------
January               42,141,547       $  11.4302                  -       $   14.6172         8,002,858      $   10.4684
February              41,390,450          11.4882                  -           14.1739         7,001,361          11.5526
March                 40,981,805          11.5465                  -           16.1573         7,924,398          11.5526
April                 40,151,000          11.6035                  -           14.8849         7,875,188          10.5796
May                   39,241,625          11.6630                  -           14.5779         7,930,414          10.3188
June                  38,867,949          11.7233                  -           14.5127         7,780,464          10.2345
July                 100,368,972          11.7837         64,036,482           14.5557         7,668,172          10.2762
August               102,772,818          11.8447         64,017,028           14.1572         7,634,578          10.0035
September            104,044,817          11.9061         63,972,960           15.5408         7,525,560          10.9818
October              106,303,673          11.9673         63,786,116           17.1684         7,322,880          12.1295
November             104,615,258          12.0271         63,614,690           17.9712         7,205,048          12.6959

                PASSIVE INTERNATIONAL EQUITY INDEX FUND        ACTIVE U.S. EQUITY FUND
                ---------------------------------------   ---------------------------------
                    NUMBER OF UNITS   VALUE PER UNIT       NUMBER OF UNITS   VALUE PER UNIT
                   ---------------------------------      ---------------------------------
     1998             (UNAUDITED)                            (UNAUDITED)
----------------
January                7,890,337       $  10.4521                993,910       $  22.0141
February               7,677,398          11.1259             26,774,079          23.6436
March                  7,500,236          11.5732              1,389,347          24.8661
April                  7,478,250          11.7351              1,449,433          24.9480
May                    7,396,231          11.9269              1,461,812          24.3501
June                   7,379,245          12.0044              1,450,428          24.8561
July                   7,752,650          12.1440              6,469,676          24.0303
August                 7,695,054          10.5998              6,357,175          20.1161
September              7,774,496          10.2892              6,318,206          21.3394
October                7,804,319          11.4226              6,080,248          22.8298
November               7,928,776          12.0283              5,891,507          24.0525

                          U.S. BALANCED FUND                 GLOBAL BALANCED FUND          ACTIVE INTERNATIONAL EQUITY FUND
                 ------------------------------------ ----------------------------------  ---------------------------------
                   NUMBER OF UNITS    VALUE PER UNIT   NUMBER OF UNITS   VALUE PER UNIT    NUMBER OF UNITS   VALUE PER UNIT
                 ------------------  ---------------- ----------------- ----------------  ----------------- ---------------
     1998                      (UNAUDITED)                        (UNAUDITED)                        (UNAUDITED)
----------------
January                1,045,288       $   18.5710           244,053      $   18.1256           386,920        $  13.7945
February               1,214,631           19.4224           289,822          19.0522           516,785           14.6528
March                  1,334,200           20.0772           328,476          19.7527           605,530           15.3803
April                  1,321,277           20.1478           336,458          19.8919           634,590           15.6748
May                    1,397,723           19.9673           359,540          19.6219           638,718           15.2129
June                   1,418,673           20.3110           366,032          19.8152           647,668           14.8515
July                   4,753,116           19.9115         3,203,694          19.5002         3,505,959           14.9344
August                 4,683,845           18.1021         3,129,962          17.4188         3,402,944           12.5228
September              4,708,609           18.9704         3,042,190          18.0950         3,321,549           12.2756
October                4,609,200           19.7653         2,940,690          19.0585         3,254,301           13.3365
November               4,678,771           20.4791         2,902,808          19.8065         3,183,362           13.8731

                   U.S. SMALL CAPITALIZATION FUND
                 ----------------------------------
                  NUMBER OF UNITS   VALUE PER UNIT
                 ----------------- ----------------
     1998                    (UNAUDITED)
----------------
January                 660,442     $   19.4299
February                805,099         21.0229
March                   971,120         21.8474
April                 1,030,064         22.3272
May                   1,049,885         21.1656
June                  1,056,782         21.3178
July                  5,333,796         19.6289
August                5,182,614         15.7307
September             5,168,520         16.6310
October               5,243,092         17.4633
November              5,276,987         18.6830

Continued

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

(DOLLARS IN THOUSANDS)

6.       TAX DETERMINATION

         On December 8, 1997, the Internal Revenue Service issued a ruling that the BASP meets the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code") and is exempt from Federal income taxes under Section 501(a) of the Code and that the ESOP portion of the BASP qualifies as an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Code. The BASP has been amended since receiving the determination letter. However, the BASP's administrator and the BASP's tax counsel believe that the BASP is designed and is currently being operated in compliance with the applicable requirements of the Code.

7.       INDEBTEDNESS

         The BASP has two LESOP loans as a result of the merger of the Former North Plan into the BASP on July 1, 1998.

         BASP LEVERAGED ESOP NOTES PAYABLE
         The LESOP notes payable originally bore an 8.17% interest rate subject to adjustment due to changes in the Federal income tax rate or changes in the Federal law regarding the alternative minimum tax. Portions of the LESOP note were refinanced on three separate occasions. In 1996, $16.7M was refinanced at 7.40%. In 1997, $20M was refinanced at 6.88%; and in 1998, $33M at 5.5%. Interest and principal payments are guaranteed by Bell Atlantic and are due on January 1 and July 1 of each year; principal payments began July 1, 1990.

         The following table displays the principal maturities under the note with the final payment due July 1, 2005.

             1999                                  $  70,432
             2000                                     53,898
             2001                                     11,256
             2002                                     11,930
             2003                                     12,646
             Thereafter                               27,620
                                                   ----------

                                                   $ 187,782
                                                   ==========

Continued

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

(DOLLARS IN THOUSANDS)

         The fair value of the LESOP notes payable is based on quoted market prices for the same or similar instruments. As of December 31, 1998 and 1997, the notes payable carrying amount was $187,792 and $348,672, and the estimated fair value was $163,595 and $359,216, respectively.

         FORMER NORTH PLAN ESOP NOTES PAYABLE
         The LESOP notes payable bears a 9.778% interest rate. The interest and principal payments are due on February 1 of each year. Interest payments began September 1, 1990 and principal payments began June 1, 1991. The following table displays maturities under the notes with final payment due February 1, 2015:

             1999                                    $   16,912
             2000                                        17,949
             2001                                        18,926
             2002                                        19,854
             2003                                        20,742
             Thereafter                                 289,264
                                                     ----------

                                                     $  383,647
                                                     ==========

         The $16,912 due on February 1, 1999, was prepaid by the Master Trust in 1998.

         The fair value of the LESOP notes payable is based on quoted market prices for the same or similar instruments. As of December 31, 1998, the carrying amount and the estimated fair value of the notes payable were:

                                            CARRYING        FAIR
                                             AMOUNT         VALUE
                                          ------------   ------------
             BASP                         $   383,647    $  239,298

8.       RELATED PARTY TRANSACTIONS

         BAAMCO, a wholly owned subsidiary of Bell Atlantic, is the investment advisor for the Telecommunications Fund, Passive U.S. Equity Index Fund, and Income Fund and therefore qualifies as a party-in-interest. BAAMCO received no compensation from the BASP for the investment advisory services rendered to the BASP.

Continued

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

(DOLLARS IN THOUSANDS)

9.       CONCENTRATIONS OF CREDIT RISK

         Financial instruments that potentially subject the BASP to concentrations of credit risk consist principally of investment contracts with insurance companies and other financial institutions.

         The BASP places its investment contracts with high-credit quality insurance companies and financial institutions in order to limit credit exposure. The BASP regularly monitors the financial stability of the financial institutions and insurance companies.

10.      PLAN AMENDMENTS

         Effective January 1, 1998, the BASP was amended to merge the portion of the PAYSOP which contains accounts for management employees into the BASP.

         Effective July 1, 1998, the BASP was amended for conforming changes in certain administrative rules.

         Effective after the close of business on June 30, 1998, the BASP was amended to allow the merger of the Former North Plan and trust with and into the plan and trust for BASP.

         Effective January 1, 1998, the BASP was amended to offer new investment funds (See Note 1).

         On April 1, 1997, the BASP was amended to provide that certain employees who are plan participants and who are involuntarily terminated in connection with the merger of NYNEX Corporation and Bell Atlantic Corporation would be fully vested in their accrued benefit derived from Employing Company contributions and Employing Company ESOP contributions.

Continued

BELL ATLANTIC SAVINGS PLAN FOR SALARIED EMPLOYEES

(DOLLARS IN THOUSANDS)

11.      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                              1998         1997
                                                           ----------   ----------
Net assets available for plan benefits per the financial
 statements                                                $8,209,422   $3,013,325
  Less: Amounts allocated to withdrawing participants           3,049        2,565
                                                           ----------   ----------

Net assets available for plan benefits per the Form 5500   $8,206,373   $3,010,760
                                                           ==========   ==========

         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                               1998       1997
                                                             --------   --------
Benefits paid to participants per the financial statements   $456,341   $226,151
Add:  Amounts allocated to withdrawing participants at
 December 31, 1998 and 1997, respectively                       3,049      2,565
Less:  Amounts allocated to withdrawing participants at
 December 31, 1997 and 1996, respectively                       2,565     19,650
                                                             --------   --------

Benefits paid to participants per the Form 5500              $456,825   $209,066
                                                             ========   ========

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Bell Atlantic Corporate Employees' Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                               Bell Atlantic Savings Plan for Salaried Employees


                               By: /s/ D.J. SACCO
                                   --------------------------------------------
                               D. J. Sacco
                               (Chairman, Bell Atlantic Corporate Employees' Benefit Committee)


         Date: June 30, 1999









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